

December 2, 2010

<u>Via U.S. Mail and Facsimile 203.352.4456</u>

Mr. Steven Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039

> **Re: Excelsior LaSalle Property Fund, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-51948**

Dear Mr. Suss:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 6. Selected Financial Data, page 32</u>

<u>Funds from Operations, page 33</u>

1.   Please tell us how your disclosure of adjusted FFO complies with Item 10(e)(1)(i)(C) of Regulation S-K, or tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe that presentation of adjusted FFO provides useful information to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the years ended December 31, 2009 and 2008

Operating Expenses, page 41

2. It appears that depreciation and amortization for your non-comparable real estate investments decreased by approximately $7.6 million from 2008 to 2009; however, it does not appear that you have provided an explanation for this decrease. Please tell us why depreciation and amortization for your non-comparable real estate investments decreased. Further, please include this explanation in future filings, as applicable.

Financial Statements

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies, page F-8

Acquisitions, page F-12

3. Please tell us what consideration you give to bargain renewal periods when determining below-market lease values and their related amortization periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant